UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                        SCHEDULE 13G
          Under the Securities Exchange Act of 1934


               MEGABANK FINANCIAL CORPORATION
                      (Name of Issuer)


                        COMMON STOCK
               (Title of Class of Securities)


                         58515J 10 4
                       (CUSIP Number)


                      November 16, 1998
     (Date of Event which Requires Filing of Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]     Rule 13d-1(b)
[ ]     Rule 13d-(c)
[X]     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for the reporting person's initial filing on this form with respect tot he subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                              SCHEDULE 13G
CUSIP NO. 58515J 10 4                                 PAGE 2 OF 7 PAGES

1.   Name of Reporting Person                         Thomas R.Kowalski
     SS. or IRS Identification No. of above person


2.   Check the appropriate box if a member of a group (a)  X
     See item 2(a)                                    (b)  _

3.   SEC USE ONLY



4.   Citizenship or Place of Organization:            United States

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON

5.   Sole Voting Power:                               1,394,690

6.   Shared Voting Power:                             1,626,960

7.   Sole Dispositive Power                           1,394,690

8.   Shared Dispositive Power                         1,626,960

9.   Aggregate Amount Beneficially Owned by Each
     Reporting Person:                                3,021,650

10.  Check box if the aggregate amount in Row (9)
     excludes certain shares                           ___

11.  Percent of class represented by amount in Row (9): 39.7%

12.  Type of reporting person:                         IN

                                SCHEDULE 13G
CUSIP NO. 58515J 10 4                                  PAGE 3 OF 7 PAGES

1.   Name of Reporting Person                          Raymond L.Anilionis
     SS. or IRS Identification No. of above person


2.   Check the appropriate box if a member of a group (a)  X
     See item 2(a)                                    (b)  _

3.   SEC USE ONLY



4.   Citizenship or Place of Organization:            United States

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON

5.   Sole Voting Power:                               394,000

6.   Shared Voting Power:                             248,780

7.   Sole Dispositive Power                           394,000

8.   Shared Dispositive Power                         248,780

9.   Aggregate Amount Beneficially Owned by Each
     Reporting Person:                                642,780

10.  Check box if the aggregate amount in Row (9)
     excludes certain shares                           ___

11.  Percent of class represented by amount in Row (9): 8.4%

12.  Type of reporting person:                         IN

                                SCHEDULE 13G
CUSIP NO. 58515J 10 4                                  PAGE 4 OF 7 PAGES

1.   Name of Reporting Person                          Realtek Company
                                                       Employees' Profit
                                                       Sharing Plan and Trust
     SS. or IRS Identification No. of above person:

2.   Check the appropriate box if a member of a group (a)  X
     See item 2(a)                                    (b)  _

3,   SEC USE ONLY



4.   Citizenship or Place of Organization:            United States

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON

5.   Sole Voting Power:                               614,820

6.   Shared Voting Power:                              0

7.   Sole Dispositive Power                           614,820

8.   Shared Dispositive Power                          0

9.   Aggregate Amount Beneficially Owned by Each
     Reporting Person:                                614,820

10.  Check box if the aggregate amount in Row (9)
     excludes certain shares                           ___

11.  Percent of class represented by amount in Row (9): 8.1%

12   Type of reporting person:                         EP

                                 SCHEDULE 13G
CUSIP NO. 58515J 10 4                                  PAGE 5 OF 7 PAGES

Item 1.

(a)  Name of Issuer:  MegaBank Financial Corporation (the
     "Company")
(b)  Address of Issuer's Principal Business Office:  8100
     East Arapahoe Road, Suite 214, Englewood, Colorado 80112

Item 2.

(a) Names of Persons Filing: As a group - Thomas R. Kowalski, Raymond L. Anilionis, Realtek Company Employees' Profit Sharing Plan and Trust.
(b)  Address   of  Principal  Business  Office:  8100   East
     Arapahoe Road, Suite 214, Englewood, Colorado 80112, except for Raymond L. Anilionis whose address is 9034 East Easter Place, Suite 202, Englewood, Colorado 80112.
(c)  Citizenship:  United States
(d)  Title of class of securities:  Common Stock
(e)  CUSIP Number 58515J 10 4

Item 3.

Not applicable.

Item 4.   Ownership

(a) Amount Beneficially Owned: The ownership information disclosed on Row 9 of the cover pages to this Schedule 13G is hereby incorporated by reference for each of the reporting persons listed in Item 2(a).
(b)  Percent  of  Class:   The percent of class  information
     disclosed on Row 11 of the cover pages to this Schedule 13G is hereby incorporated by reference for each of the reporting persons listed in Item 2(a).
(c) Information concerning the number of shares to which each reporting person has sole voting power, shared voting power, sole dispositive power and shared dispositive power is disclosed in Rows 5 through 8 of the cover pages to this
     Schedule 13G which are hereby incorporated by reference for each of the reporting persons listed in Item 2(a).

Item 5.   Ownership of Five Percent of Less of a Class

Not applicable.

                               SCHEDULE 13G
CUSIP NO. 58515J 10 4                               PAGE 6 OF 7 PAGES

Item 6.   Ownership of More than Five Percent on Behalf of
Another Person.

Not applicable.

Item 7.   Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9.   Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification

Not applicable.


After  reasonable inquiry and to the best of their knowledge
and   belief,  the  signatories  below  certify   that   the
information set forth in this statement is true, complete and correct.


/s/ Thomas R. Kowalski             Dated:  March 23, 1999
----------------------
Thomas R. Kowalski

/s/ Raymond L. Anilionis           Dated:  March 23, 1999
------------------------
Raymond L. Anilionis

/s/ Thomas R. Kowalski             Dated:  March 23, 1999
----------------------
Thomas R. Kowalsi, Plan Administrator
for Realtek Company Employees'
Profit Sharing Plan and Trust

                             SCHEDULE 13G
CUSIP NO. 58515J 10 4                                PAGE 7 OF 7 PAGES

         AGREEMENT FOR FILING OF JOINT SCHEDULE 13G
                 AND APPOINTMENT OF ATTORNEY


      This Agreement is made this 23rd day of March, 1999 among Thomas R. Kowalski, Raymond L. Anilionis, and Realtek Company Employees' Profit Sharing Plan and Trust. (collectively the "Parties" and individually the "Party").

      Whereas, the Parties deem it advisable to file on Securities and Exchange Commission Schedule 13G a joint filing reflecting their ownership of shares of Common Stock of MegaBank Financial Corporation; and

      Whereas, the Parties deem it advisable to appoint a power of attorney;

     Now therefore, the Parties agree as follows:

      1.    Each  Party does hereby agree that the  attached
Schedule 13G hereto relating to his or her ownership of shares of Common Stock of MegaBank Financial Corporation shall be filed on behalf of each Party.

      2. Each Party does hereby appoint Thomas R. Kowalski his true and lawful attorney to act for him or her in his or her name, place and stead, with full power of substitution and with full power and authority to do and perform each and every act necessary, as fully as he or she might do if personally present, to accomplish and complete the filing of any amendments to this Schedule 13G which may be required from time to time.

      IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year written above.


                    /s/ Thomas R. Kowalski
                    ----------------------
                    Thomas R. Kowalski

                    /s/ Raymond L. Anilionis
                    ------------------------
                    Raymond L. Anilionis

                    /s/ Thomas R. Kowalski
                    ----------------------
                    Thomas R. Kowalski, Plan Administrator
                    for
                    Realtek Company Employees' Profit
                    Sharing Plan and Trust